May 10, 2019

Nicholas R. Noviello
Executive Vice President and Chief Financial Officer
Symantec Corporation
350 Ellis Street
Mountain View, CA 94043

       Re: Symantec Corporation
           Form 10-K for the fiscal year ended March 30, 2018
           Filed October 26, 2018
           File No. 000-17781

Dear Mr. Noviello:

       We have reviewed your April 19, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 8, 2019 letter.

Form 10-K for the Year Ended March 30, 2018

Item 9A. Disclosure Controls and Procedures, page 52

1. We note your definition and description of the control deficiency in your response to comment 2. In determining the total amount of transactions exposed to this control deficiency, please respond to the following:

          Explain further how the criteria used to determine the magnitude of transactions exposed to the control deficiency captures all the conditions discussed in the control deficiency that could, with reasonable possibility, lead to a misstatement of the financial statements.
          To the extent you used distinct criteria to limit the population of transactions exposed to the control deficiency, please clarify how you determined those criteria were
 Nicholas R. Noviello
Symantec Corporation
May 10, 2019
Page 2
          appropriate and would not exclude transactions where there was a reasonable possibility that a misstatement would not have been prevented or detected. Such explanation would exclude management hindsight in considering limiting the magnitude based on the actual results of management's analysis when those transactions were exposed to the control deficiency based upon the criteria established for the magnitude analysis.
2. To the extent that you only included a portion of the contract value (e.g., only the amount of revenue recognized up-front) in the total magnitude analysis, please tell us how you determined this was appropriate. As part of your response, please describe the controls that were in place to mitigate the risk of a potential misstatement for any remaining portions of the contract value (e.g. amounts deferred).


       You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 if you have questions.



                                                             Sincerely,

FirstName LastNameNicholas R. Noviello                       Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameSymantec Corporation
                                                             and Services
May 10, 2019 Page 2
cc:       William L Hughes - Orrick, Herrington & Sutcliffe, LLP
FirstName LastName